EXHIBIT 14.1

TO:	Employees and Directors of Mikohn Gaming Corporation

RE:	CODE OF BUSINESS CONDUCT

Every employee of Mikohn Gaming Corporation (the “Company”) and every Director of the Company (the “Directors”) occupies a position of trust. In varying measure, each represents the Company in his or her relations with others, whether guests, suppliers, other employees, competitors, governmental agencies, investors or the general public.

The Company endeavors to operate in a manner that is ethical and is socially responsible.

Whatever the area of activity and whatever the degree of responsibility, the Company expects each employee and Director to act in a manner that will enhance the Company’s reputation for honesty, integrity and the faithful performance of its undertakings and obligations.

The Company has therefore adopted the following rules which constitute a Code of business Conduct setting forth minimum standards of behavior required of all employees and, where appropriate, Directors.

By order of the Board of Directors of

Mikohn Gaming Corporation

CODE OF BUSINESS CONDUCT

1.	Introduction

1.1	The provisions of this Code as set forth in Sections 1 to 14 are mandatory, and full compliance is expected under all circumstances. The Code affirms the Company’s commitment to uphold high moral and ethical standards and specifies the basic norms of behavior for those who are involved in representing the Company.

1.2	Failure to comply with the Code can have severe consequences for both the individual and the Company. The Company will impose appropriate discipline which may include discharge for violations of the Code. Furthermore, conduct that violates the Code may also violate federal or state law and could subject both the Company and the individual to prosecution and legal sanctions.

1.3	Every Director and every employee who receives a copy of this Code is responsible for complying with the Code. Any Director or employee who becomes aware of a violation or possible violation of the Code must report that information immediately to his/her superior or a senior office of the Company or the Audit Committee of the Board of Directors. It is a violation of this Code to discriminate or retaliate against any person for reporting such information.

2.	Compliance with the Law

2.1	The Company and its Directors and employees shall comply with the letter and spirit of all lawful requirements applicable to the Company’s business.

2.2	Whenever a person is in doubt about the application or interpretation of any legal requirement, he or she should refer the matter to his/her superior or the Audit Committee of the Board of Directors who, if necessary, should seek the advice of the Company’s counsel. Many of the Company’s activities are subject to complex and changing laws. Ignorance of the law is not, in general, a defense; moreover, agreements or arrangements need not necessarily be in writing to be contrary to such laws since contravention of a law may be inferred from the conduct of the parties. Accordingly, Directors and employees must diligently ensure that they are aware of, and their conduct cannot be interpreted as being in contravention of, laws governing the affairs of the Company.

3.	Gifts and Entertainment

3.1	Employees shall not on behalf of the Company, furnish directly or indirectly, expensive gifts or provide excessive entertainment or benefits to other persons.

3.2	Employees whose duties permit them to do so, may furnish modest gifts, favors and entertainment to persons other than public officials, provided all of the following tests are met:

(a)	they are not in cash (other than tips of normal and customary size), bonds or other negotiable securities and are of limited value so as not to be capable of being interpreted as a bribe, payoff or other improper payment;

(b)	they are made as a matter of general and accepted business practice;

(c)	they do not contravene any laws and are made in accord with generally accepted ethical practices; and

(d)	if subsequently disclosed to the public, their provision would not in any way embarrass the Company or the recipient.

3.3	For example, reasonable expenses of the entertainment or current or prospective business associates or customers are permissible by employees whose duties embrace the providing of such entertainment, provided proper accounting is made.

4.	Public Officials

4.1	All dealings between employees or Directors of the Company and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or the Company or its affiliates.

4.2	Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, directly or indirectly, in any bribes, kickbacks, illegal gratuities, indirect contributions or similar payments is expressly forbidden, whether or not they might further the business interest of the Company. Maintenance of a high standard of integrity is of the utmost importance to the Company.

4.3	Since the furnishing, on behalf of the Company, of even an inexpensive gift or a modest entertainment or benefit to a public official may be open to the interpretation that it was furnished illegally to secure the use of his/her influence as a public official, no such gift, entertainment or benefit may be furnished by an employee or director unless he/she is authorized by the Board of Directors to do so and complies with any conditions proscribed by the Board.

5.	Political Contributions

5.1	The use of the Company’s funds, good or services as contributions to political parties, candidates or campaigns is forbidden unless authorized by the Board of Directors.

5.2	Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of the Company’s facilities or assets. Further, no employee is to be reimbursed for any contributions which he/she might make. The Company encourages political activity and political involvement by its employees and Directors acting on their own behalf but not as representatives of the Company.

6.	Personal Gain

6.1	Employees and Directors shall not use their status to obtain personal gain from those doing or seeking to do business with the Company.

6.2	Except as hereinafter provided, employees and Directors should neither seek nor accept gifts, payments, services, fees, special valuable privileges, pleasure or vacation trips or accommodations or loans from any persons (except, in the case of loans, from persons in the business of lending and then only on conventional terms) or from any organization or group that does or is seeking to do business with the Company or any of its affiliates, or from a competitor of the Company or any of its affiliates. However, employees and Directors may accept modest gifts, favors or entertainment provided that doing so is consistent with the tests relating to the furnishing of gifts set forth in Section 3.

7.	Conflicts of Interest

7.1	Employees and Directors should avoid situations in which their personal interests conflict or might conflict with their duties to the Company. All such conflicts must be fully disclosed to the Employee’s superior or in the case of Directors, to the Audit Committee of the Board of Directors.

7.2	Employees and Directors should seek to avoid acquiring any interest or participating in any activities that would tend to:

(a)	deprive the Company of the time or attention required to perform their duties properly; or

(b)	create an obligation or distraction which would affect their judgment or ability to act solely in the Company’s best interest.

7.3	In certain instances, ownership or other participation in a competing or complementary business enterprise might create or appear to create such a conflict. Employees and Directors are required to disclose in writing to their supervisors or to the Audit Committee of the Board of Directors all business, commercial or financial interests or activities where such interests or activities might reasonably be regarded as creating an actual or potential conflict with their duties to the Company. Every employee of the Company who is charged with executive, managerial or supervisory responsibility and every Director is required to see that actions taken and decisions made within his/her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

7.4	If personal financial benefit is improperly gained by an employee or Director, directly or indirectly, or through a spouse or child or a relative sharing the same residence as the employee or Director, as a result of his/her employment or position with the Company or by the use or misuse of the Company’s property or of information that is confidential to the Company’s property or of information that is confidential to the Company’s business, then the employee or Director must account to the Company for any benefit received. Employees and Directors must do more than merely act within the law. They must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Not only actual conflicts of interest but the very appearance of conflict should be avoided.

8.	Inside Information

8.1	Employees and Directors shall not use for their own financial gain or disclose for the use of others, inside information obtained as a result of their position with the Company.

8.2	Employees and Directors may find themselves in violation of applicable securities laws if they misuse information not generally known to the public and either trade or induce others to trade in the stock of the Company or in the stock of another company. Specific confidential information would include financial information, information concerning acquisitions or dispositions of properties and proposed acquisitions or mergers with other companies.

8.3	In furtherance of this policy, the Company has adopted a Statement of Policy Regarding Insider Trading, which each Director, officer and employee who has access to material non-public information will be requested to sign.

9.	Disclosure of Confidential Information

9.1	Certain records, reports, papers, processes, plans and methods of the Company or to which the Company has been permitted access are considered to be secret and confidential by the Company or the party who has permitted access thereto, and employees and Directors are prohibited from revealing information concerning such matters without proper authorization.

9.2	Directors, individuals, guests, investors and the public should have information about the Company as is necessary for them adequately to judge the Company and its activities. The Company believes that full and complete reporting to governmental agencies and the provision of information to the public as required constitutes a responsible and workable approach to disclosure. However, the Company, except as required by law, will not disclose information important to its competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions. Employees and Directors are therefore prohibited from discussing or disclosing any secret or confidential information about the Company or in the possession of the Company unless such disclosure has been authorized by the Board of Directors.

9.3	Employees shall comply with departmental policies and procedures relating to the retention and orderly destruction of the Company’s documents.

10.	Authorization and Recording of Transactions and Safekeeping of Assets

10.1	The Company’s books and records must reflect, in an accurate, fair and timely manner, the transactions and disposition of assets of the Company. Employees responsible for the Company’s books and records must ensure that this occurs.

10.2	All transactions must be authorized and executed in accordance with the instructions of management and the Board of Directors. They must be recorded so as to permit eh accurate preparation of financial statements in conformity with generally accepted accounting principles and other criteria applicable to such statements and to maintain accountability for assets.

10.3	Access to assets is permitted only in accordance with the authorization of management.

10.4	The use of Company funds or assets for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record keeping functions are expected to be vigilant in ensuring enforcement of this prohibition. The recorded accountability for assets will be compared with the existing assets at reasonable intervals and appropriate action will be taken with respect to any differences.

11.	Discrimination-Free Work Environment

11.1	The policy of the Company is to provide a working environment free of discrimination and harassment in which individuals are accorded equality of employment opportunity based upon merit and ability.

11.2	Discriminatory practices based on race, sex, color, national or ethnic origin, religion, marital status, family status, age or disability will not be tolerated. Employees are entitled to freedom from sexual and all other forms of personal harassment in the workplace.

11.3	It is not a discriminatory practice to make a distinction between persons based on bona fide occupational requirements. Since bona fide occupational requirements are narrowly defined, such distinctions should not be undertaken without fir obtaining express authorization.

12.	Protection of the Environment

12.1	The Company and its Directors and employees shall treat the protection of the environment as an integral factor in all decision-making.

12.2	The Company is committed to the protection of the environment. To comply with this commitment, the Company’s policy is to meet or exceed all applicable governmental requirements. Employees must report to their superior all circumstances in which toxic substances are spilled or released into the environment. Violations of environmental laws, even if unintentional, can carry severe penalties, and could result in the prosecution of the Company or the employees involved or both.

Failure to comply with the Company’s instructions for the protection of the environment may result in discipline, including discharge.

13.	Competition and Trade Practice Standards

13.1	The Company shall compete vigorously and creatively in its business activities, but its efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations.

13.2	Under no circumstances shall any employee or Director of the Company be a party to any collusion or concerted effort of any type involving any competitor, vendor, supplier, customer or other party, which is in restraint of trade or violation of laws and regulations designed to foster competition.

Because laws relating to competition are complex, employees and Directors should refer matters about what they are in doubt to their superior or should seek the advice of the Company’s counsel.

14.	Standards of Conduct

14.1	Although the various matters dealt with in this Code do not cover the full spectrum of employee or Director activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behavior expected from employees and Directors in all circumstances.

15.	Distribution

Each Director and each employee of the Company who has executive, managerial or supervisory responsibilities, or deals with governmental officials or political parties or candidates on behalf of the Company, or who has access to confidential information, will be provide with a copy of this Code. To ensure proper understanding of the Code, any questions as to its application to the area of responsibility and jurisdiction of the Director or Employee will be explained fully by his/her superior or by the Audit Committee.

At commencement of employment and at least once a year thereafter each such employee shall sign the prescribed form of acknowledgement which will be retained by the Chief Financial Officer or the Chairman of the Audit Committee that each such individual under his/her jurisdiction has completed the required form acknowledging that he/she has read or reread, as the case may be, the current version of the Code of Business Conduct and has complied with its terms.

Each Director shall sign such an acknowledgment to the Audit Committee at the commencement of his or her term and annually thereafter.

ADOPTED by the Board of Directors, November 12, 2002.

CERTIFICATE OF COMPLIANCE

WITH CODE OF BUSINESS CONDUCT OF

MIKOHN GAMING CORPORATION

The undersigned hereby certifies as follows:

1.	I have read and understand the Code of Business Conduct (the “Code”) of Mikohn Gaming Corporation (the “Company”) adopted by the Board of Directors on November 12, 2002.

2.	To the best of my knowledge I have complied with all the terms of the Code.

3.	I understand that if I have knowledge of a violation or possible violation of the Code by anyone subject to the Code, I have a duty to report that information to the Company’s General Counsel. If the violation or possible violation is not investigated and addressed by the General Counsel, I have a duty to report it to the Company’s Chief Executive Officer. If the violation or possible violation is not investigated and addressed by the Chief Executive officer, I have a duty to report it to the Chairman of the Audit Committee of the Company’s Board of Directors.

4.	I understand that the Company is prohibited by law from discriminating or retaliating against me for reporting any violation or possible violation of the Code.

5.	I have no knowledge of actions by others who are subject to the Code that would appear to be a violation of the Code.

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